March 10, 2011
By EDGAR Transmission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Johnny Gharib

Re:	Alnylam Pharmaceuticals, Inc.
Form 10-K
Filed February 26, 2010
File No. 000-50743
Ladies and Gentlemen:
On behalf of Alnylam Pharmaceuticals, Inc. (the “Company”), I am writing in response to comments contained in the letter dated February 28, 2011 (the “Letter”) from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to John M. Maraganore, the Company’s Chief Executive Officer. The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.
Proxy Statement on Schedule 14A, filed April 20, 2010
2009 Annual Incentive Program, page 26

1.	We note your response to our prior comment 4 and your disclosure that the company has not disclosed Ms. Allen’s performance target with respect to specified internal operating expense levels under its annual operating plan because the company believes that this information constitutes confidential financial data, the disclosure of which would result in competitive harm to it. However, you have already disclosed your operating expenses in your 2010 10-K filed on February 18, 2011. Please revise your disclosure to include a discussion of Ms. Allen’s performance target with respect to specified internal operating expense levels and compare them to the level of operating expenses incurred by the company.

	Response:	In response to the Staff’s comment, the Company has revised the disclosure regarding Ms. Allen’s individual objectives to include a discussion of Ms. Allen’s performance target with respect to specified internal operating expense levels. The Company notes that it has not provided a comparison of this performance target to the level of GAAP operating expenses disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, as these measures are not the same. As previously noted by the Company, multiple factors go into determining the Company’s operating plan,

Securities and Exchange Commission
March 10, 2011

which contains financial targets and budgets that are used to guide the operations of the Company. The Company has included in its revised disclosure below an explanation of the distinction between its internal operating expense levels under its annual operating plan and its reported GAAP operating expenses for 2010. The Company intends to include revised disclosure regarding Ms. Allen’s individual objectives and performance in its 2011 proxy statement substantially similar to that set forth below:
“Ms. Allen’s individual objectives were focused on meeting specified financial goals, including meeting internal operating expense levels of no more than $110 million under our annual operating plan, and year-end minimum cash balance requirements of greater than $340 million (excluding a potential one-time license payment from a collaborator) ([ ]%), supporting business development efforts to establish strategic alliances to fund our business ([ ]%), managing our investment portfolio ([ ]%) and managing the audit of our financial statements, along with various public reporting obligations and tax matters ([ ]%), and achieving specified metrics with respect to the information technology and facilities groups ([ ]%). Ms. Allen’s goals relating to internal operating expense levels were based upon our annual operating plan. Multiple factors go into determining our operating plan, which contains financial targets and budgets that we use to guide our operations. Internal operating expenses do not align with reported GAAP operating expenses, as they consist primarily of cash operating expenses and exclude items such as depreciation and stock-based compensation. Our compensation committee also considered both Dr. Maraganore’s and Mr. Greene’s recommendations with respect to Ms. Allen’s performance. Our compensation committee determined that Ms. Allen achieved [ ]% of her individual objectives for 2010, including meeting year-end internal operating expense levels of no more than $110 million under our annual operating plan and achievement of internal year-end cash balance objectives of greater than $340 million, ending 2010 with $350 million. Our compensation committee determined that under the 2010 annual incentive program, Ms. Allen earned a cash incentive award of $[ ], representing [ ]% of her target cash award opportunity, reduced by the corporate performance modifier of [ ]%.”
If you require additional information, please telephone either the undersigned at (617) 551-8200, or Lia Der Marderosian of WilmerHale, the Company’s outside counsel, at (617) 526-6000.
Very truly yours,
/s/ Michael P. Mason
Michael P. Mason
Vice President, Finance and Treasurer

cc:	Philip T. Chase, Esq.
Lia Der Marderosian, Esq.